UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 001-32968

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

VBA Defined Contribution Plan for Hampton Roads Bankshares, Inc.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hampton Roads Bankshares, Inc.

999 Waterside Drive, Suite 200

Norfolk, VA 23510

VBA DEFINED CONTRIBUTION PLAN FOR

HAMPTON ROADS BANKSHARES, INC.

Financial Statements and Supplemental Schedule

December 31, 2011 and 2010

(With Report of Independent Registered Public Accounting Firm Thereon)

VBA DEFINED CONTRIBUTION PLAN FOR

HAMPTON ROADS BANKSHARES, INC.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

VBA Defined Contribution Plan

for Hampton Roads Bankshares, Inc.:

We have audited the accompanying statements of assets available for benefits of the VBA Defined Contribution Plan for Hampton Roads Bankshares, Inc. (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of the Plan (Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2011) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
Norfolk, Virginia
June 28, 2012

VBA DEFINED CONTRIBUTION PLAN FOR

HAMPTON ROADS BANKSHARES, INC.

Statements of Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010

Assets:
Investments, at fair value	$14,064,184	$4,873,734
Cash	33,968	12,528

Receivables:
Employer contributions	—	207,087
Participant contributions	—	12,738
Notes receivable from participants	556,466	—

Total receivables	556,466	219,825

Adjustment from fair value to contract value for fully benefit-responsive investment contract	(138,031)	(7,430)

Assets available for benefits	$14,516,587	$5,098,657

See accompanying notes to the financial statements.

VBA DEFINED CONTRIBUTION PLAN FOR

HAMPTON ROADS BANKSHARES, INC.

Statements of Changes in Assets Available for Benefits

Years Ended December 31, 2011 and 2010

	2011	2010

Additions to assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$(1,369,120)	$292,739
Interest and dividends	171,340	80,582

Total investment income (loss)	(1,197,780)	373,321

Interest on notes receivable from participants	19,216	—

Contributions:
Employer	733,099	207,087
Participant	1,312,064	356,955
Rollover	23,077	—

Total contributions	2,068,240	564,042

Transfers of plan assets:
From Gateway Bank plan	9,865,975	—
From Shore Bank plan	2,934,420	—
To Bankers Insurance LLC plan	(818,021)	—

Total transfers, net	11,982,374	—

Total additions	12,872,050	937,363

Deductions from assets attributed to:
Benefits paid directly to participants	3,439,124	302,909
Administrative expenses	14,996	7,756

Total deductions	3,454,120	310,665

Net increase	9,417,930	626,698

Assets available for benefits:
Beginning of year	5,098,657	4,471,959

End of year	$14,516,587	$5,098,657

See accompanying notes to the financial statements.

VBA DEFINED CONTRIBUTION PLAN FOR

HAMPTON ROADS BANKSHARES, INC.

Notes to Financial Statements

December 31, 2011 and 2010

(1)	Description of the Plan

The following description of VBA Master Defined Contribution Plan for Hampton Roads Bankshares, Inc. (the “Plan,” formerly called the Virginia Bankers Association Defined Contribution Plan for the Bank of Hampton Roads) provides only general information. Hampton Roads Bankshares, Inc. (the “Plan Sponsor”) is a publicly traded company. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

Effective April 1, 2011, the Plan Sponsor merged the defined contribution plans of two of its subsidiaries (Gateway Bank and Shore Bank) into the Plan, resulting in a substantial increase in the Plan’s assets. During 2011, the Plan Sponsor sold the common stock of its insurance subsidiary to Bankers Insurance LLC. All Plan assets of the participants that were part of the insurance subsidiary were transferred to the Bankers Insurance LLC plan.

(a)	General

The Plan is a defined contribution plan covering substantially all eligible employees of Hampton Roads Bankshares, Inc. and its subsidiaries who have at least three months of service and are at least twenty-one years of age. However, employees of Shore Bank who are at least eighteen years of age and had at least three months of service prior to April 1, 2011 merger of the plans are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

(b)	Contributions

Each year, participants may contribute up to 98% of pre-tax compensation, as defined in the Plan, up to the maximum allowable by the Internal Revenue Code (“IRC”). These limits were $16,500 during 2011 and 2010. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. These catch-up contributions are subject to Internal Revenue Service (“IRS”) limits of $5,500 for 2011 and 2010. Participants may also contribute funds from other tax-qualified plans as rollover contributions. The Plan Sponsor provides matching contributions of 100% of the first 3% of base compensation and 50% for the next 2% of base compensation that a participant contributes to the Plan. Additional profit sharing amounts may be contributed at the discretion of the Plan Sponsor’s board of directors. No discretionary profit sharing contributions were made during the plan years ended December 31, 2011 or 2010. Contributions are subject to certain limitations.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of matching contributions and plan earnings on the account and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

VBA DEFINED CONTRIBUTION PLAN FOR

HAMPTON ROADS BANKSHARES, INC.

Notes to Financial Statements

December 31, 2011 and 2010

(d)	Participant Loans

Participants may borrow from their fund account an amount not to exceed the lesser of $50,000 or 50% of their vested account balance. The minimum loan amount allowed by the Plan is $1,000. A participant may only have two loans outstanding at a given time. Loans must be repaid within five years unless the loan is used to acquire a principal resident for the participant for which the loan must be repaid within a reasonable period of time not to extend beyond 15 years. The loans are secured by the vested balance in the participant’s account. The interest rate will be determined when the loan is made and will remain unchanged for the life of the loan. Principal and interest are paid ratably through payroll deductions.

(e)	Investment Options

Participants direct the investments of all contributions into various investment options offered by the Plan. The Plan offers one lifestyle managed portfolio, nineteen self-directed mutual funds, and the Plan Sponsor’s common stock. Participants may choose to invest up to 75% of their account balance and future contributions in the Plan Sponsor’s common stock.

(f)	Vesting

Participants are vested immediately in their contributions and the Plan Sponsor’s matching contributions plus actual earnings thereon. Vesting in the Plan Sponsor’s profit sharing contribution portion of their accounts is based on years of service, as defined by the Plan. A participant is 100% vested after three years of credited service.

(g)	Payment of Benefits

On termination of service, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account or annual installments. In certain situations, participants may receive in-service hardship withdrawals from the elective deferral and employer match portions of their account.

(h)	Forfeited Accounts

At December 31, 2011 and 2010, forfeited non-vested accounts consisting of employer contributions totaled $22,661 and $7,376, respectively. These non-vested funds are used by the Plan Sponsor toward other participants’ matching contributions.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Assets Available for Benefits present the fair value of the investments contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Assets Available for Benefits are prepared on a contract-value basis.

VBA DEFINED CONTRIBUTION PLAN FOR

HAMPTON ROADS BANKSHARES, INC.

Notes to Financial Statements

December 31, 2011 and 2010

(b)	Administrative Expenses

Certain administrative expenses are absorbed by the Plan Sponsor.

(c)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(d)	Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Refer to Note 3, Fair Value Measurements, for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

(e)	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

(f)	Payment of Benefits

Benefits are recorded when paid.

(g)	New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06, Fair Value Measurements and Disclosures, which required entities to make new disclosures about recurring and nonrecurring fair value measurements including significant transfers in and out of Level 1 and 2 categories and provide information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 measurements. The ASU also clarified existing fair value disclosures and was effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which was effective for fiscal years beginning after December 15, 2010. The adoption did not have a material impact on the Statements of Assets Available for Benefits or the Statements of Changes in Assets Available for Benefits.

VBA DEFINED CONTRIBUTION PLAN FOR

HAMPTON ROADS BANKSHARES, INC.

Notes to Financial Statements

December 31, 2011 and 2010

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which improves the comparability of fair value measurements presented and disclosed by aligning U.S. GAAP and International Financial Reporting Standards (“IFRSs”). The amendments explain how to measure fair value. They do not require additional fair value measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. The amendments are to be applied prospectively and are effective during interim and annual periods beginning after December 15, 2011. Early application is not permitted. The adoption of the new guidance did not have a material impact on the Statements of Assets Available for Benefits or the Statements of Changes in Assets Available for Benefits.

(3)	Fair Value Measurements

FASB Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Common Stocks: Valued at the closing price reported on the stock exchange on which the individual securities are traded.

Mutual Funds: Valued at the closing prices on the active market, which represents the asset value of shares held by the Plan at year-end.

VBA DEFINED CONTRIBUTION PLAN FOR

HAMPTON ROADS BANKSHARES, INC.

Notes to Financial Statements

December 31, 2011 and 2010

Guaranteed Investment Contract: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer. Refer to Note 4, Investment Contract with Insurance Company, for more information.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2011 and 2010.

	December 31, 2011
	Level 1	Level 2	Level 3	Total

Common stock	$164,863	$—	$—	$164,863
Mutual funds:
Equity	8,300,613	—	—	8,300,613
Fixed income	2,830,638	—	—	2,830,638

Total	11,131,251	—	—	11,131,251
Guaranteed investment contract	—	—	2,768,070	2,768,070

Total investments at fair value	$11,296,114	$—	$2,768,070	$14,064,184

	December 31, 2010
	Level 1	Level 2	Level 3	Total

Common stock	$186,227	$—	$—	$186,227
Mutual funds:
Equity	2,934,519	—	—	2,934,519
Fixed income	1,270,450	—	—	1,270,450

Total	4,204,969	—	—	4,204,969
Guaranteed investment contract	—	—	482,538	482,538

Total investments at fair value	$4,391,196	$—	$482,538	$4,873,734

VBA DEFINED CONTRIBUTION PLAN FOR

HAMPTON ROADS BANKSHARES, INC.

Notes to Financial Statements

December 31, 2011 and 2010

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investments for the years ended December 31, 2011 and 2010.

	Guaranteed investment contract
	2011	2010

Balance, beginning of the year	$482,538	$628,850
Unrealized gains relating to instruments still held at the reporting date	52,483	20,784
Purchases, sales, issuances, and settlements, net	2,233,049	(167,096)

Balance, end of the year	$2,768,070	$482,538

(4)	Investment Contract with Insurance Company

The Plan has a benefit-responsive investment contract with Metropolitan Life Insurance Company (“Met”). Met maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by Met. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the Assets Available for Benefits attributable to the guaranteed investment contract.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2011 and 2010 was $2,768,070 and $482,538, respectively. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a quarterly basis for resetting.

If fair value is less than contract value for the investment contract, certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan that requires liquidation of the investment contract), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spin-offs of a subsidiary that require liquidation of the investment contract), or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. Participant-directed transactions and in-kind transfers of the investment contract are exempt from a market value adjustment. The plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants have occurred or are probable of occurring.

VBA DEFINED CONTRIBUTION PLAN FOR

HAMPTON ROADS BANKSHARES, INC.

Notes to Financial Statements

December 31, 2011 and 2010

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date. The average yields for the years ended December 31, 2011 and 2010 are as follows.

	2011	2010

Average yields:
Based on actual earnings	8.69%	8.97%
Based on interest rate credited to participants	4.12%	3.73%

(5)	Tax Status

The Plan has adopted a nonstandardized form of a prototype plan sponsored by Virginia Bankers Association. The prototype plan has received an opinion letter from the IRS as to the prototype plan’s qualified status. The prototype plan opinion letter has been relied upon by the Plan. The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

U.S. GAAP require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are no audits for any tax periods currently in progress.

(6)	Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their employer contributions.

VBA DEFINED CONTRIBUTION PLAN FOR

HAMPTON ROADS BANKSHARES, INC.

Notes to Financial Statements

December 31, 2011 and 2010

(7)	Investments

The following presents investments that represent 5% or more of the Plan’s assets at December 31:

	2011	2010

American Beacon Large Cap Investor Fund	$969,046	$363,083
Davis New York Venture Fund – Class A	*	345,197
American Europacific Growth Fund – Class R4	1,150,767	478,295
T. Rowe Price Institutional Large Cap Growth Fund	1,803,954	737,391
Munder Midcap Core Growth Fund – Class Y	1,640,924	270,460
Pimco Total Return Fund – Class Administrative	1,607,478	521,096
BlackRock Equity Dividend I Fund	834,262	*
Met Managed GIC Alliance Benefit Group Trust	2,768,070	482,538
Federated Intermediate Government / Corporate Fund	*	409,618

*	Represents less than 5% of the Plan’s assets

During 2011 and 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2011	2010

Net appreciation (depreciation) in fair value of investments:
Mutual funds	$(1,014,993)	$407,150
Common stock	(406,610)	(135,195)
Guaranteed investment contract	52,483	20,784

	$(1,369,120)	$292,739

(8)	Related Party Transactions

Reliance Trust Company is the custodian of the Plan’s mutual funds and the Plan Sponsor’s common stock. These transactions qualify as exempt party-in-interest transactions.

The option to invest in the Plan Sponsor’s common stock makes the Plan Sponsor a party-in-interest, and these transactions qualify as exempt party-in-interest transactions. Investment in employer securities is allowed by ERISA and the United States Department of Labor Rules and Regulations. The fair value of the Plan Sponsor’s common stock is based on quotes from a stock exchange. At December 31, 2011 and 2010, the Plan held 56,726 and 14,325 shares, respectively, of the Plan Sponsor’s common stock. These investments represent less than 1% and approximately 4% of total plan investments at December 31, 2011 and 2010, respectively.

VBA DEFINED CONTRIBUTION PLAN FOR

HAMPTON ROADS BANKSHARES, INC.

Notes to Financial Statements

December 31, 2011 and 2010

(9)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Assets Available for Benefits.

(10)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the increase in Assets Available for Benefits per the financial statements for the years ended December 31, 2011 and 2010 to Schedule H of Form 5500.

	2011	2010
Increase in assets available for benefits per the financial statements	$9,417,930	$626,698
Less: Current year adjustment from fair value to contract value for fully benefit-responsive investment contract	138,031	7,430
Add: Prior year adjustment from fair value to contract value for fully benefit-responsive investment contract	7,430	18,780

Net increase in assets available for benefits per Form 5500	$9,287,329	$638,048

(11)	Subsequent Events

Management of the Plan Sponsor has evaluated subsequent events through the date and time these financial statements were issued and, except as disclosed, noted no additional events required for disclosure.

SUPPLEMENTAL SCHEDULE

VBA DEFINED CONTRIBUTION PLAN FOR

HAMPTON ROADS BANKSHARES, INC.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN 54-2053718 Plan 001

December 31, 2011

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value

Mutual funds:
Fidelity investments	14,541 shares of Fidelity US Bond Index Fund	$171,298
Fidelity investments	15,809 shares of Spartan US Equity Index Fund – Investor Class	703,335
Fidelity investments	552 shares of Spartan Total Market Index Fund – Investor Class	19,952
Fidelity investments	54,935 shares of American Beacon Large Cap Investor Fund	969,046
Fidelity investments	10,519 shares of Buffalo Small Cap Growth Fund	262,242
Fidelity investments	15,519 shares of Columbia Small Cap Value Fund II	207,639
Fidelity investments	33,307 shares of American Europacific Growth Fund – Class R4	1,150,767
Fidelity investments	9,751 shares of Goldman Sachs Mid Cap Value Fund – Institutional Shares	327,352
Fidelity investments	111,908 shares of T. Rowe Price Institutional Large Cap Growth Fund	1,803,954
Fidelity investments	2,730 shares of Managers Bond Fund	70,898
Fidelity investments	58,127 shares of Munder Midcap Core Growth Fund – Class Y	1,640,924
Fidelity investments	4,647 shares of Oppenheimer Dev Markets Fund – Class A	136,251
Fidelity investments	17,556 shares of Pimco High Yield Fund – Class A	157,650
Fidelity investments	147,882 shares of Pimco Total Return Fund – Class Administrative	1,607,478
Fidelity investments	17,677 shares of Vanguard Inflation-Protected Securities Fund	249,418
Fidelity investments	7,867 shares of Virtus Real Estate Securities Fund – Class A	237,985
Fidelity investments	54,657 shares of Federated Intermediate Government/Corporate Fund	573,896
Fidelity investments	2,031 shares of Enhanced Commodity Strategy Fund	6,904
Fidelity investments	45,864 shares of BlackRock Equity Dividend I Fund	834,262
Guaranteed investment contract	16,381 shares of Met Managed GIC Alliance Benefit Group Trust	2,768,070
Hampton Roads Bankshares, Inc. *	56,726 shares of common stock	164,863
Participant loans	Interest rates from 4.25% to 9.25%, maturing from May 2012 to December 2041	556,466

		$14,620,650

*	Denotes a party-in-interest.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VBA Defined Contribution Plan
for Hampton Roads Bankshares, Inc.
(Name of Plan)

Date: June 28, 2012	/s/ Douglas J. Glenn
Douglas J. Glenn, Plan Trustee